Delisting Determination,The Nasdaq Stock Market, LLC,
February 20, 2009, Neonode Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Neonode Inc.
(the Company), effective at the opening of the trading session on March 2, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule 4310(c)(02). The Company was notified of the Staffs determination on July 1, 2008. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rules:
4310(c)(02) and 4310(c)(13). The Company was notified of the Panels decisions on October 24, 2008, November 18, 2008 and on December 30, 2008, and trading in the Companys securities was suspended on January 2, 2009. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on February 13, 2009.